UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

SilverBow Resources Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

82836G102
(CUSIP Number)

Melissa Franzen
Riposte Capital LLC
888 Seventh Avenue, 4th Floor
New York, NY 10106
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 21, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
SCHEDULE 13D
CUSIP No. 82836G102

1 NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
 Riposte Capital LLC*
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 (a)  [   ]
(b)  [   ]
3 SEC USE ONLY

4 SOURCE OF FUNDS (See Instructions)
 AF
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
             [   ]
6 CITIZENSHIP OR PLACE OF ORGANIZATION
 Delaware
Number of Shares Beneficially Owned by Each Reporting Person With: 7 SOLE VOTING POWER
  0
 8 SHARED VOTING POWER
  1,534,392
 9 SOLE DISPOSITIVE POWER
  0
 10 SHARED DISPOSITIVE POWER
  1,534,392
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 1,534,392
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
  [   ]
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 6.8%
14 TYPE OF REPORTING PERSON (See Instructions)
 IA
*Riposte Global Opportunity Master Fund, LP ("Master Fund") owns 1,179,547 shares of Common Stock, par value $0.01 per share ("Common Stock") of the issuer, SilverBow Resources Inc. (the "Issuer"). Khaled Beydoun is the managing member of Riposte Capital LLC and Riposte GP, LLC. Riposte GP, LLC is the general partner of Riposte Global Opportunity Master Fund, LP. Riposte Capital LLC serves as the investment manager to the Master Fund. Accordingly, Riposte Capital LLC may be deemed to share voting and dispositive power with Khaled Beydoun over the shares of Common Stock owned by the Master Fund.

SCHEDULE 13D
CUSIP No. 82836G102

1 NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
 Riposte Global Opportunity Master Fund, LP*
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 (a)  [   ]
(b)  [   ]
3 SEC USE ONLY

4 SOURCE OF FUNDS (See Instructions)
 WC
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
             [   ]
6 CITIZENSHIP OR PLACE OF ORGANIZATION
 Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With: 7 SOLE VOTING POWER
  0
 8 SHARED VOTING POWER
  1,534,392
 9 SOLE DISPOSITIVE POWER
  0
 10 SHARED DISPOSITIVE POWER
  1,534,392
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 1,534,392
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
  [   ]
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 6.8%
14 TYPE OF REPORTING PERSON (See Instructions)
 PN
*Riposte Global Opportunity Master Fund, LP ("Master Fund") owns 1,179,547 shares of Common Stock of the Issuer. Khaled Beydoun is the managing member of Riposte Capital LLC and Riposte GP, LLC. Riposte GP, LLC is the general partner of Riposte Global Opportunity Master Fund, LP. Riposte Capital LLC serves as the investment manager to the Master Fund. Accordingly, Riposte Capital LLC may be deemed to share voting and dispositive power with Khaled Beydoun over the shares of Common Stock owned by the Master Fund.
SCHEDULE 13D
CUSIP No. 82836G102

1 NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
 Riposte GP, LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 (a)  [   ]
(b)  [   ]
3 SEC USE ONLY

4 SOURCE OF FUNDS (See Instructions)
 AF
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
             [   ]
6 CITIZENSHIP OR PLACE OF ORGANIZATION
 Delaware
Number of Shares Beneficially Owned by Each Reporting Person With: 7 SOLE VOTING POWER
  0
 8 SHARED VOTING POWER
  1,534,392
 9 SOLE DISPOSITIVE POWER
  0
 10 SHARED DISPOSITIVE POWER
  1,534,392
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 1,534,392
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
  [   ]
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 6.8%
14 TYPE OF REPORTING PERSON (See Instructions)
 OO
*Riposte Global Opportunity Master Fund, LP ("Master Fund") owns 1,179,547 shares of Common Stock of the Issuer. Khaled Beydoun is the managing member of Riposte Capital LLC and Riposte GP, LLC. Riposte GP, LLC is the general partner of Riposte Global Opportunity Master Fund, LP. Riposte Capital LLC serves as the investment manager to the Master Fund. Accordingly, Riposte Capital LLC may be deemed to share voting and dispositive power with Khaled Beydoun over the shares of Common Stock owned by the Master Fund.

SCHEDULE 13D
CUSIP No. 82836G102

1 NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
 Khaled Beydoun*
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 (a)  [   ]
(b)  [   ]
3 SEC USE ONLY

4 SOURCE OF FUNDS (See Instructions)
 OO
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
             [   ]
6 CITIZENSHIP OR PLACE OF ORGANIZATION
 UK
Number of Shares Beneficially Owned by Each Reporting Person With: 7 SOLE VOTING POWER
  0
 8 SHARED VOTING POWER
  1,534,392
 9 SOLE DISPOSITIVE POWER
  0
 10 SHARED DISPOSITIVE POWER
  1,534,392
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 1,534,392
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
  [   ]
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 6.8%
14 TYPE OF REPORTING PERSON (See Instructions)
 OO
*Riposte Global Opportunity Master Fund, LP ("Master Fund") owns 1,179,547 shares of Common Stock of the Issuer. Khaled Beydoun is the managing member of Riposte Capital LLC and Riposte GP, LLC. Riposte GP, LLC is the general partner of Riposte Global Opportunity Master Fund, LP. Riposte Capital LLC serves as the investment manager to the Master Fund. Accordingly, Riposte Capital LLC may be deemed to share voting and dispositive power with Khaled Beydoun over the shares of Common Stock owned by the Master Fund.

Item 1. Security and Issuer
This Statement, Amendment No. 1 to Schedule 13D (this "Schedule 13D" or (the "Statement"), amends and supplements the beneficial ownership statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 14, 2023 (the "Original Statement") as it relates to common shares of beneficial interest, par value $0.01 per share (the "Shares"), of SilverBow Resources, Inc.  (the "Issuer"), a Delaware incorporated company. The address of the principal executive offices of the Issuer is 920 Memorial City Way, Suite 850, Houston, Texas 77204.
Item 2. Identity and Background
(a) This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by:
Riposte Capital LLC, the investment manager of the Master Fund (defined below);
Riposte Global Opportunity Master Fund, LP ("Master Fund");
Riposte GP, LLC, the general partner of the Master Fund;
Khaled Beydoun, a managing member of Riposte Capital LLC and Riposte GP, LLC;
(The persons and entities listed above are collectively referred to herein as the "Reporting Persons").
(b), (c) Riposte Capital LLC and Riposte GP, LLC are organized under the laws of the state of Delaware. The Master Fund is organized under the laws of the Cayman Islands. The business address of: Riposte Capital LLC; Riposte GP, LLC; the Master Fund; and Khaled Beydoun is 888 Seventh Avenue, 4th Floor, New York, NY, 10106. The principal business of each Reporting Person is investing in securities, including of the Issuer.

(d), (e)  During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)  Riposte Capital LLC, a Delaware limited liability company, serves as the investment manager to Riposte Global Opportunity Master Fund, LP, a Cayman limited partnership. Khaled Beydoun, a US Permanent Resident is the managing member of Riposte Capital LLC and managing members of Riposte GP, LLC. Riposte GP, LLC is the general partner of Riposte Global Opportunity Master Fund, LP.
Item 3. Source and Amount of Funds or Other Considerations
The source of such funds was the working capital of the Fund.
Item 4. Purpose of Transaction

The Reporting Persons initially acquired shares of Common Stock of the Issuer for investment purposes and in the ordinary course of business and/or the outside investment activities of the respective Reporting Persons. The Reporting Persons are filing this Schedule 13D to report their intentions at this time with respect of the future direction and governance of the Issuer, including with respect to the Issuer's management decision to renew, without a shareholder vote, its shareholder rights plan (the "Poison Pill"), which Riposte Capital LLC ("Riposte") believes has isolated the Issuer and is value destructive. As of the date of filing, Riposte has sent the Board of Directors of the Issuer (the "Board") a letter to the Issuer recommending amongst other items that the Board remove the Poison Pill with immediate effect and run a strategic review to solicit bids for the Issuer.  This letter is attached as Exhibit B.  Though the Reporting Persons may be deemed part of a group within the meaning of Section 13(d) of the Act, the filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) of the Act, a group with any of the other Reporting Persons.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Common Stock and the Issuer, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by each Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

The Reporting Persons have, and may in the future, engage in discussions with the Issuer's management, the Board, and/or other shareholders covering a broad range of subjects, including relative to performance, strategic direction, capital allocation, shareholder value, Board composition and governance of the Issuer.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Persons may consider, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present Board or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.
Item 5. Interest in Securities of the Issuer
(a), (b)  The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.
The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.
Set forth on Schedule A hereto are all transactions of Common Stock which was effectuated by a Reporting Person during the past sixty days, inclusive of any transactions effected (from April 20, 2023) through 4:30 p.m., New York City time, on June 22, 2023.
(c) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.
(d) Not Applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The reporting persons have taken possession of 1,534,392 shares of the Common Stock par value $0.01 as of June 21, 2023.
The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Riposte Capital LLC

By: /s/ Khaled Beydoun
___________________

Name: Khaled Beydoun
Title: Managing Member

Riposte Global Opportunity Master Fund, LP

By: /s/ Khaled Beydoun
___________________

Name: Khaled Beydoun
Title: Authorized Signatory

Riposte GP, LLC

By: /s/ Khaled Beydoun
___________________

Name: Khaled Beydoun
Title: Authorized Signatory

Khaled Beydoun

By: /s/ Khaled Beydoun
___________________

Name: Khaled Beydoun
Title: Individually

The statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A
This Schedule A sets forth information with respect to each purchase and sale of shares of Common Stock which was effectuated by a Reporting Person during the past sixty days, inclusive of any transactions effected (from April 20, 2023) through 4:30 p.m., New York City time, on June 22, 2023. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Trade Date Shares Purchased (Sold)       Price Per Share
4/20/2023     12,500                  23.089
4/20/2023     7000                  22.9099
4/24/2023    -1400                  24.2736
4/25/2023     101                          23.6401
4/26/2023     -9                          22.68
4/28/2023    300                          23.8
4/28/2023    15000                  23.85
5/1/2023     -1403                  23.5785
5/23/2023    -2100                  25.9
5/25/2023    20496                  23.8622
5/30/2023    1696                          22.836
5/30/2023    51479                  23.1882
5/31/2023    20000                  23.88
6/13/2023    60000                  26.8622
6/14/2023   100000                  26.4636
6/14/2023   25000                          26.9497
6/20/2023   98280                          26.5965
6/21/2023   67965                          27.3382
6/22/2023   63600                          26.5085